Filed Pursuant to Rule 433

Registration Statement No. 333-183716

Pricing Term Sheet

September 5, 2012

NVR, INC.

3.950% Senior Notes due 2022

The following information supplements the Preliminary Prospectus Supplement dated September 5, 2012 relating to the above described securities.

Issuer:	NVR, Inc.
Security Description:	Senior Notes
Expected Ratings*:	Moody’s: Baa2 S&P: BBB Fitch: BBB+
Aggregate Principal Amount:	$600,000,000, which reflects an increase of $100,000,000 from the Preliminary Prospectus Supplement
Maturity Date:	September 15, 2022
Coupon:	3.950%
Price to Public:	99.827%
Yield to Maturity:	3.971%
Benchmark Treasury:	1.625% UST due August 15, 2022
Benchmark Treasury Price and Yield:	100-08+/1.596%
Spread to Benchmark Treasury:	237.5 basis points
Gross Proceeds:	$598,962,000
Net Proceeds to Issuer (before expenses):	$595,062,000
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2013
Make-Whole Call:	Callable prior to June 15, 2022 at the greater of 100% or make-whole of T+40 basis points, in each case plus accrued and unpaid interest
Par Call:	Callable on or after June 15, 2022 at 100%, plus accrued and unpaid interest
Trade Date:	September 5, 2012
Settlement Date:	September 10, 2012 (T+3)
Format:	SEC Registered
CUSIP/ISIN:	CUSIP: 62944T AE5/ ISIN: US62944TAE55
Min. Allocation:	$1,000 × $1,000
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC

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*	Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with such information. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.